CONVERTIBLE NOTE PURCHASE AGREEMENT

This CONVERTIBLE NOTE PURCHASE AGREEMENT (this "Agreement"), dated as of [EFFECTIVE DATE]_______, is entered into by and among Hi and Mighty LLC, an Indiana limited liability company (the "Company"), and the persons and entities (each individually, a "Purchaser", and collectively, the "Purchasers") that are members to that certain [ENTITY NAME]____________________ (the "SPV").

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to sell and issue to the Purchasers, and the Purchasers desire to purchase from the Company, one or more convertible promissory notes in exchange for the consideration (the "Consideration").

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms not otherwise defined in this Agreement will have the meanings set forth in this Section 1.

1.1 "Conversion Units" means the securities issuable upon conversion of the Notes.

1.2 "Note" or "Notes" means the one or more convertible promissory notes issued to each Purchaser pursuant to Section 2 hereof, the form of which is attached hereto as Exhibit B.

1.3 "Requisite Noteholders" means the holders of at least 50.1% of the aggregate outstanding principal amount of the Notes.

1.4 "Securities Act" means the Securities Act of 1933, as amended.

2. Purchase and Sale of Notes. In exchange for the Consideration paid by each Purchaser, the Company will sell and issue to such Purchaser one or more Notes.

3. Closings.

3.1 Initial Closing. The initial closing of the sale of the Notes in return for the Consideration paid by each Purchaser (the "Initial Closing") will take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Purchasers purchasing a majority-in-interest of the aggregate principal amount of the Notes to be sold at the Initial Closing agree upon orally or in writing. At the Initial Closing, each Purchaser will deliver the Consideration to the Company, and the Company will deliver to each Purchaser one or more executed Notes in return for the respective Consideration provided to the Company.

3.2 Subsequent Closings. In any subsequent closing (each, a "Subsequent Closing"), the Company may sell additional Notes subject to the terms of this Agreement to any Purchaser as it will select; provided that the aggregate principal amount of Notes issued pursuant to this Agreement does not exceed One Hundred Twenty-Four Thousand and 00/100 Dollars ($124,000.00). Any subsequent Purchasers of Notes will become parties to and will be entitled to receive Notes in accordance with this Agreement. Each Subsequent Closing will take place remotely via the exchange of documents and signatures or at such locations and at such times as will be mutually agreed upon orally or in writing by the Company and such Purchasers of additional Notes.

4. Representations and Warranties of the Company. In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to the Purchasers as follows:

4.1 Due Organization. The Company is a limited liability company duly organized and validly existing under the laws of the State of Indiana and has all requisite power and authority to carry on its business as now conducted.

4.2 Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all requisite action has been taken on the part of the Company necessary for the authorization, execution, and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all requisite action to make all the obligations of the Company reflected in the provisions of this Agreement and the Notes valid and enforceable in accordance with their terms.

4.3 Governmental Consents. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Notes or the consummation of any other transaction contemplated hereby shall have been obtained or will be obtained at such time as required by such governmental authority.

4.4 Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would have a material adverse effect on the business, assets, liabilities, financial condition, or operations of the Company.

4.5 Compliance with Other Instruments. To its knowledge, the Company is not in violation or default of any term of its Articles of Organization, as amended, Operating Agreement, dated March 17, 2022, by and among the Company and its members, as amended, or of any provision of any mortgage, indenture, or contract to which it is a party and by which it is bound or of any judgment, decree, order, or writ, other than such violations that would not individually or in the aggregate have a material adverse effect on the Company. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order, or writ or an event that results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations, or any of its assets or properties. The sale of the Notes is not and will not be subject to any preemptive rights, participation rights or rights of first refusal that have not been properly waived or complied with.

4.6 Offering. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 5 hereof, the offer, issue, and sale of the Notes and the Conversion Units are and will be exempt from the registration and prospectus delivery requirements of the Securities Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable federal and state securities laws.

4.7 Use of Proceeds. The Company shall use the proceeds of the sale and issuance of the Notes for working capital, operations, sales, marketing and other general business purposes, and not for any personal, family, or household purpose.

4.8 Compliance with Securities Laws. The Company represents and warrants that the offering of the Securities is being conducted pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended ("Reg CF"), and in compliance with all applicable rules and regulations promulgated thereunder. The Company further represents that:

(a) The offering is being conducted exclusively through a registered intermediary (funding portal or broker-dealer) as required by Reg CF;

(b) All communications with potential investors outside the intermediary platform are limited to permitted "testing the waters" or "tombstone" notices, and do not constitute general solicitation outside the bounds of Reg CF;

(c) The Company has filed and will maintain all required disclosures, including Form C, with the Securities and Exchange Commission;

(d) The Company has not engaged in any advertising or promotional activity that would constitute general solicitation in violation of applicable securities laws.

5. Representations and Warranties of the Purchasers. In connection with the transactions contemplated by this Agreement, each Purchaser, severally and not jointly, hereby represents and warrants to the Company as follows:

5.1 Authorization. Each Purchaser has full power and authority (and, if such Purchaser is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by Purchaser hereunder. This Agreement, when executed and delivered by each Purchaser, will constitute such Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.2 Purchase Entirely for Own Account. Each Purchaser acknowledges that this Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which such Purchaser confirms by executing this Agreement, that the Notes, the Conversion Units, and any common stock issuable upon conversion of the Conversion Units (collectively, the "Securities") will be acquired for investment for such Purchaser's own account, not as a nominee or agent (unless otherwise specified on such Purchaser's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each Purchaser further represents that such Purchaser does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, each Purchaser also represents it has not been organized solely for the purpose of acquiring the Securities.

5.3 Disclosure of Information; Non-Reliance. Each Purchaser acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. Each Purchaser further represents that it has had

an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. Each Purchaser confirms that the Company has not given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Securities. In deciding to purchase the Securities, each Purchaser is not relying on the advice or recommendations of the Company and such Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for such Purchaser. Each Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

5.4 Investment Experience. Each Purchaser is a sophisticated investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

5.5 No Audited or Independently Reviewed Balance Sheet. Each Purchaser acknowledges and agrees that an audited or independently reviewed balance sheet of the Company is not available and/or material to his, her, or its understanding of the Company, its business, and the Notes being offered for sale. Therefore, each Purchaser hereby waives any right under the Securities Act that he, she, or it may have to receive and review an audited or independently reviewed balance sheet of the Company in connection with his, her, or its investment in the Company.

5.6 Additional Information. Each Purchaser agrees to furnish any additional information requested by the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities.

5.7 Risks. Each Purchaser has carefully reviewed and fully understands the risks such Purchaser will incur in connection with purchasing a Note, including a complete loss of the Purchaser's investment in a Note.

5.8 Restricted Securities. Each Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Purchaser's representations as expressed herein. Each Purchaser understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, such Purchaser must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of such Purchaser's control, and which the Company is under no obligation, and may not be able, to satisfy.

5.9 No Public Market. Each Purchaser understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

5.10 Residence. If the Purchaser is an individual, such Purchaser resides in the state or province identified in the address shown on such Purchaser's WeFunder account. If the Purchaser is a

partnership, corporation, limited liability company, or other entity, such Purchaser's principal place of business is located in the state or province identified in the address shown on such Purchaser's WeFunder account.

5.11 Investors – Residency and Eligibility. Each Purchaser represents and warrants that they are either:

(a) a resident of the United States or an entity organized under the laws of the United States;

(b) a non-U.S. resident or entity legally permitted to invest in offerings conducted under Regulation Crowdfunding (Reg CF) pursuant to the laws of their jurisdiction and applicable U.S. securities regulations.

Each Purchaser further acknowledges that:

(a) Such Purchaser is eligible to participate in this offering pursuant to Reg CF and any applicable laws of their country of residence.

(b) Such Purchaser understands and agrees to comply with the investment limits applicable under Reg CF, based on their annual income and net worth, or equivalent standards under their local laws.

(c) Such Purchaser has reviewed the educational materials provided by the intermediary platform and understands the risks associated with investing in early-stage companies.

(d) Such Purchaser is not subject to any legal, regulatory, or jurisdictional restrictions that would prohibit or limit their participation in this offering.

5.12 "Bad Actor" Disqualification. The Company represents and warrants that neither it nor any of its Covered Persons (as defined below) is subject to any disqualifying event described in Rule 503(a) of Reg CF (a "Disqualification Event"). "Covered Persons" include, but are not limited to:

(a) The Company, its predecessors, and affiliated issuers;

(b) Any director, executive officer, or officer participating in the offering;

(c) Any general partner or managing member;

(d) Any 20% beneficial owner of the Company's voting equity securities;

(e) Any promoter connected with the Company at the time of sale; or

(f) Any compensated solicitor or intermediary.

The Company has exercised reasonable care to determine whether any Disqualification Event applies to any Covered Person, including through factual inquiries and background checks as necessary. If any Disqualification Event is discovered, the Company will promptly disclose it to the intermediary and investors as required under applicable law.

6. Miscellaneous.

6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, a Purchaser may not assign this Agreement without the prior written consent of the Company. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, expressed or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

6.2 Choice of Law; Venue. This Agreement and the Notes, and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Indiana, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Indiana. Any claims relating to this Agreement or the Notes shall be brought in state or federal court located in Marion County, Indiana, and each party hereby consents to the exclusive personal and subject matter jurisdiction of such courts.

6.3 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be the same agreement. Counterparts may be delivered via email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are included for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses in their WeFunder account (or to such email address or other address as subsequently modified by written notice given in accordance with this Section 6.5).

6.6 No Finder's Fee. Except for the Company's issuers fee of Seven Percent (7.9%) payable to WeFunder Portal LLC, a Delaware limited liability company, and subsidiary of WeFunder, Inc., a Delaware corporation, each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee, or commission in connection with the transactions contemplated by this Agreement. Each Purchaser agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold each Purchaser harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, managers, employees, or representatives is responsible.

6.7 Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

6.8 Entire Agreement; Amendments and Waivers. This Agreement, the Notes, the exhibits, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company's agreements with each of the Purchasers are separate agreements, and the sales of the Notes to each of the Purchasers are separate sales. Notwithstanding the foregoing, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders; provided, however, that no such amendment or waiver shall reduce the principal amount or rate of interest of a Note without the written consent of the Purchaser of such Note. Any waiver or amendment effected in accordance with this Section 6.8 will be binding upon each party to this Agreement and each holder of a Note purchased under this Agreement then outstanding and each future holder of all such Notes.

6.9 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provisions were so excluded and this Agreement will be enforceable in accordance with its terms.

6.10 Adjustments; Conversion, Exchange, and Reorganization. Each Purchaser will be entitled to the benefit of (a) all adjustments in the number of units of the Company's membership interests as a result of any splits, recapitalizations, combinations, or other similar transactions affecting the Company's membership interests underlying the Conversion Units that occur prior to the conversion of the Notes, and (b) all changes to the Company's membership interests underlying the Conversion Units as a result of any conversion, exchange, or reorganization transaction affecting the Company's membership interests that occurs prior to conversion of the Notes. If the Company elects to convert to a different entity type while the Notes remain outstanding, each Purchaser agrees to take all actions determined in good faith by the Company to be advisable to reorganize the Notes and any securities issuable hereunder.

6.11 Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith.

6.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Principal Amount of Note: $[AMOUNT]

COMPANY:

Hi and Mighty LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

PURCHASER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Purchaser is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

<u>EXHIBIT A</u>

FORM OF CONVERTIBLE PROMISSORY NOTE

[See Attached]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT (AS DEFINED BELOW). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR UPON RECEIPT BY THE COMPANY (AS DEFINED BELOW) OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE

No. CN - _____	**Date of Issuance**
$ $[AMOUNT]	[EFFECTIVE DATE]

FOR VALUE RECEIVED, Hi and Mighty LLC, an Indiana limited liability company (the "Company"), hereby promises to pay to the order of [ENTITY NAME] (the "Purchaser"), the principal sum of $ $[AMOUNT], together with interest thereon from the date of this Note (the "Date of Issuance"). Interest will accrue on the outstanding principal of this Note at a simple rate of Eight Percent (8%) per annum computed on the basis of a 365-day year (or 366 as applicable) and actual days elapsed. All unpaid principal, together with any accrued and unpaid interest and other amounts payable hereunder, shall be due and payable on the earlier of (a) Thirty-Six (36) months from the Date of Issuance (the "Maturity Date"), or (b) upon the occurrence and during the continuance of an Event of Default, if such amounts are declared due and payable by Purchaser or made automatically due and payable, in each case, in accordance with the terms hereof.

This Note is issued pursuant to that certain Convertible Note Purchase Agreement, dated on or about the date hereof, by and among the Company, the Purchaser, and the other parties thereto (the "Purchase Agreement"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms as set forth in the Purchase Agreement.

1. Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Purchaser may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to the principal amount.

2. Mandatory Prepayment. In the event of a liquidation (including a Deemed Liquidation Event as defined in the Operating Agreement of the Company, dated March 17, 2022, by and among the Company and its members (the "Operating Agreement")) or Change of Control prior to the conversion or repayment of this Note, the Purchaser shall have the right: (a) to be prepaid the outstanding principal amount of this Note, plus all accrued and unpaid interest, in each case that has not otherwise been converted into equity securities pursuant to Section 7 hereof, or (b) to convert this Note into the equity securities of the Company sold in the Latest Equity Financing at the Conversion Price.

3. Security. This Note is a general unsecured obligation of the Company.

4. Priority. The Notes issued pursuant to the Purchase Agreement will be senior to any other outstanding indebtedness of the Company as of the Initial Closing (including outstanding convertible promissory notes). This Note is subordinated in right of payment to all indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) following the Initial Closing to banks, commercial finance lenders, or other institutions regularly engaged in the business of lending money (the "Senior Debt"). The Company hereby agrees, and by accepting this Note, the Purchaser hereby

acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "Senior Creditors") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "Default Notice"), the Company will not make, and the Purchaser will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Purchaser from receiving and retaining any payment hereunder unless and until the Purchaser has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

5. Events of Default. The occurrence of any of the following shall constitute an "Event of Default" under this Note:

(a) Failure to Pay. The Company's failure to pay when due (i) any principal payment or (ii) any interest payment or other payment required under the terms of this Note, and such payment shall not have been made within five (5) business days of the Company's receipt of written notice to the Company of such failure to pay;

(b) Voluntary Bankruptcy or Insolvency Proceedings. The Company (i) applying for or consenting to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (ii) admitting in writing its inability to pay its debts generally as they mature; (iii) making a general assignment for the benefit of its or any of its creditors; (iv) being dissolved or liquidated; (v) commencing a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consenting to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or (vi) taking any action for the purpose of effecting any of the foregoing;

(c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its subsidiaries or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within Forty-Five (45) days of commencement; or

(d) Covenants. The Company shall default in the performance of any covenant under the Purchase Agreement or this Note and such default shall continue for Thirty (30) days following the Company's receipt of written notice of such default from Purchaser.

6. Rights of Purchaser upon Default. Upon the occurrence of any Event of Default (other than an Event of Default described in Sections 5(b) or 5(c)), and at any time thereafter during the continuance of such Event of Default, Purchaser may, by written notice to the Company, declare all outstanding Obligations (as defined below) payable by the Company hereunder to be immediately due and payable without presentment, demand, protest, or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. Upon the occurrence of any Event of Default described in Sections 5(b) and 5(c), immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest, or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Purchaser may exercise any other right power or remedy granted to it by law, either by suit in equity or by action at law, or both.

7. Conversion of this Note.

(a) Mandatory Conversion. If a Qualified Financing (as defined below) occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable Note Conversion Units (as defined below) at the Conversion Price (as defined below).

(b) Optional Conversion. If a Non-Qualified Financing (as defined below) occurs while this Note is outstanding, then, at the election of Purchaser within Fifteen (15) days of the closing of the Non-Qualified Financing, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall be converted into fully paid and nonassessable Non-Qualified Units (as defined below) at the Conversion Price.

(c) Maturity Conversion. If this Note has not been converted or repaid on or prior to the Maturity Date, then, at the election of Purchaser made at least Five (5) days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into Units sold in the Latest Equity Financing at the Conversion Price.

(d) Conversion Procedure.

(i) Conversion Pursuant to Section 7(a). If this Note is to be automatically converted pursuant to Section 7(a), written notice shall be delivered to Purchaser at the address last shown on the records of the Company for Purchaser or given by Purchaser to the Company for the purpose of notice, notifying Purchaser of the conversion to be effected, specifying the Conversion Price, the principal amount of this Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Purchaser to surrender to the Company, in the manner and at the place designated, this Note. Upon such conversion of this Note, Purchaser hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Qualified Financing, including without limitation a purchase agreement, the Operating Agreement, and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). Purchaser also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen, or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; provided, however, that upon the closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company may, as soon as practicable thereafter, issue and deliver to such Purchaser a certificate or certificates, if the Company has determined to issue certificates, for the number of Units to which Purchaser shall be entitled upon such conversion, including a check payable to Purchaser for any cash amounts payable as described in Section 7(d)(iv). Any conversion of this Note pursuant to Section 7(a) shall be deemed to have been made immediately prior to the closing of the Qualified Financing and on and after such date the Persons entitled to receive the Units issuable upon such conversion shall be treated for all purposes as the record holder of such Units.

(ii) Conversion Pursuant to Section 7(b). Before Purchaser shall be entitled to convert this Note into Units pursuant to Section 7(b), it shall surrender this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) and give written notice to the Company at its principal corporate office of the election to convert the same pursuant to Section 7(b), and shall state therein the amount of the unpaid

principal amount of this Note to be converted. Upon such conversion of this Note, Purchaser hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Non-Qualified Financing, including a purchase agreement, the Operating Agreement, and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). The Company shall, as soon as practicable thereafter, issue and deliver to such Purchaser a certificate or certificates, if the Company has determined to issue certificates, for the number of Units to which Purchaser shall be entitled upon such conversion, including a check payable to Purchaser for any cash amounts payable as described in Section 7(d)(iv). Any conversion of this Note pursuant to Section 7(b) shall be deemed to have been made upon the satisfaction of all of the conditions set forth in this Section 7(d)(ii) and on and after such date the Persons entitled to receive the Units issuable upon such conversion shall be treated for all purposes as the record holder of such Units.

(iii) Conversion Pursuant to Section 7(c). Before Purchaser shall be entitled to convert this Note into Units pursuant to Section 7(c), it shall surrender this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) and give written notice to the Company at its principal corporate office of the election to convert the same pursuant to Section 7(c), and shall state therein the amount of the unpaid principal amount of this Note to be converted. Upon such conversion of this Note, Purchaser hereby agrees to execute and deliver to the Company a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). The Company shall, as soon as practicable thereafter, issue and deliver to such Purchaser a certificate or certificates, if the Company has determined to issue certificates, for the number of Units to which Purchaser shall be entitled upon such conversion, including a check payable to Purchaser for any cash amounts payable as described in Section 7(d)(iv). Any conversion of this Note pursuant to Section 7(c) shall be deemed to have been made upon the satisfaction of all of the conditions set forth in this Section 7(d)(iii) and on and after such date the Persons entitled to receive the Units issuable upon such conversion shall be treated for all purposes as the record holder of such Units.

(iv) Fractional Units; Interest; Effect of Conversion. No fractional Units shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional Units of membership interest to the Purchaser upon the conversion of this Note, the Company shall pay to Purchaser an amount equal to the product obtained by multiplying the applicable Conversion Price by the fraction of a Unit not issued pursuant to the previous sentence. In addition, to the extent not converted into Units, the Company shall pay to Purchaser any interest accrued on the amount converted and on the amount to be paid by Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this paragraph, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(e) Notices of Record Date. In the event of:

(i) Any taking by Company of a record of the holders of any class of securities of Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase, or otherwise acquire any Units of any class or any other securities or property, or to receive any other right; or

(ii) Any capital reorganization of Company, any reclassification or

recapitalization of Units, or any transfer of all or substantially all of the assets of Company to any other Person or any consolidation or merger involving Company; or

(iii) Any voluntary or involuntary dissolution, liquidation or winding-up of Company,

Company will mail to Purchaser at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution, or right and the amount and character of such dividend, distribution, or right and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding-up is expected to become effective and the record date for determining the members entitled to vote thereon.

(f) Maximum Valuation. Solely as to the Purchaser, the valuation of the Company used in any Qualified Financing shall not exceed Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) after applying the Discount Rate. For example, if a valuation used in a Qualified Financing is determined to be Two Million and 00/100 Dollars ($2,000,000.00), the Holder will convert at a valuation of Two Million and 00/100 Dollars ($2,000,000.00) and there will be no adjustment pursuant to this Section 7(f). Contrastingly, if a valuation used in a Qualified Financing is determined to be Three Million and 00/100 Dollars ($3,000,000.00), the Purchaser will not convert at a valuation of Three Million and 00/100 Dollars ($3,000,000.00), but such valuation will be adjusted downward pursuant to this Section 7(f) to equal Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00).

8. Covenants of the Company. Without the prior written consent of the Requisite Noteholders, the Company shall not:

(a) create or authorize the creation of or issue any other debt instrument having rights, preferences, or privileges equal to or senior to the Notes issued under the Purchase Agreement (not including trade credit or payables incurred in the ordinary course of business, collectively "Ordinary Course Liens") except as permitted in Section 4 herein;

(b) grant any third party a security interest in the Company's assets, other than a purchase money security interest, Ordinary Course Liens, or as permitted in Section 4 herein; or

(c) make cash or in-kind distributions to the members of the Company.

9. Definitions. As used in this Note, the following capitalized terms have the following meanings:

"Change of Control" shall mean (a) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors; (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Conversion Price" shall mean a price per Unit equal to (a) in the case of a conversion pursuant to Section 7(a), the product of the Discount Rate multiplied by the price per Unit paid by the purchasers of the Units sold in the Qualified Financing; (b) in the case of a conversion pursuant to Section 7(b), the product of the Discount Rate multiplied by the price per Unit paid by the purchasers of the Units sold in the Non-Qualified Financing; or (c) in the case a conversion pursuant to Section 2 or Section 7(c), the fair market value price per Unit as determined by the Company of the Units sold in the Latest Equity Financing.

"Discount Rate" shall mean Eighty Percent (80%).

"Event of Default" has the meaning given in Section 5 hereof.

"Latest Equity Financing" shall mean the most recent sale (or series of related sales) by the Company of Units following the date of the Purchase Agreement in an offering relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act.

"Non-Qualified Financing" shall mean a transaction or series of transactions pursuant to which the Company issues and sells Units for the principal purpose of raising capital which is not a Qualified Financing.

"Non-Qualified Units" shall mean Units, issued on the same terms and conditions, and with the same rights and privileges, as the Units sold in the Non-Qualified Financing, except with respect to the Conversion Price.

"Note Conversion Units" shall mean Units, issued on the same terms and conditions, and with the same rights and privileges, as the Units sold in the Qualified Financing, except with respect to the Conversion Price.

"Obligations" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Purchaser of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note, including, all interest, fees, charges, expenses, attorneys' fees and costs, and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 et seq.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

"Person" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture, or other entity or a governmental authority.

"Qualified Financing" shall mean a transaction or series of transactions pursuant to which the Company issues and sells Units for the principal purpose of raising capital which results in the receipt by the Company of aggregate gross proceeds of at least Five Hundred Thousand and 00/100 Dollars ($500,000) (excluding all proceeds from the incurrence of indebtedness that is converted into such Units, or otherwise cancelled in consideration for the issuance of such Units).

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Units" shall mean any units of membership interest of the Company.

10. Miscellaneous.

(a) Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof; No Transfers to Bad Actors; Notice of "Bad Actor" Status.

(i) Subject to the restrictions on transfer described in this Section 10(a), the rights and obligations of the Company and Purchaser shall be binding upon and benefit the successors, assigns, heirs, administrators, and transferees of the parties.

(ii) With respect to any offer, sale, or other disposition of this Note or securities into which such Note may be converted, Purchaser will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Purchaser's counsel (if requested by the Company), or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale, or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Purchaser that Purchaser may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 10(a) that the opinion of counsel for Purchaser, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Purchaser promptly after such determination has been made. Each Note thus transferred and each certificate, if any, representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided herein. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

(iii) Neither this Note nor any of the rights, interests, or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Purchaser.

(iv) Purchaser agrees not to sell, assign, transfer, pledge, or otherwise dispose of any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners, or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. Purchaser will promptly notify the Company in writing if Purchaser or, to Purchaser's knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

(b) Waiver and Amendment. Any provision of this Note may be amended, waived, or modified in accordance with the Purchase Agreement.

(c) Notices. All notices, requests, demands, consents, instructions, or other communications required or permitted hereunder shall be in writing and given in accordance with the Purchase Agreement.

(d) Payment. Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in lawful money of the United States.

(e) Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(f) Waivers. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(g) Governing Law. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to the conflicts of law provisions of the State of Indiana, or of any other state.

[Signature Page Follows]

[*Signature Page to Convertible Promissory Note*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Principal Amount of Note: $[AMOUNT]

COMPANY:

Hi and Mighty LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

PURCHASER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Purchaser is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited